

February 2, 2021

Connor Teskey
Chief Executive Officer
Brookfield Renewable Corporation
250 Vesey Street, 15th Floor
New York, NY 10281-1023

      Re: Brookfield Renewable Corporation
             Brookfield Renewable Partners L.P.
             Draft Registration Statement on Form F-1
             Submitted January 27, 2021
             CIK No. 0001791863

Dear Mr. Teskey:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Energy & Transportation

cc: Chris Bornhorst